December 2, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 6 to Offering Statement on Form 1-A

Filed on August 19, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated September 17, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 6 to Offering Statement on Form 1-A

General

1. We note publicly available videos and interviews, including an interview with the CEO on a Tech Path show. Please advise us how the interview has been conducted consistent with Rules 251 and 255 of Regulation A. For example, it is unclear why you have not filed transcripts of videos containing what appear to be solicitations. Please confirm the material information addressed in the videos and interviews are presented in the offering circular. In this regard, the CEO interview addresses the importance of state and local regulatory approvals. Please advise us why you have not filed the agreement with the "third party testing and inspection company" as an exhibit.

The Company acknowledges that it participated in interviews that were publicly available through online services such as YouTube. The Company has included transcripts of those interviews as exhibits to the Offering Statement. The Company further determined that any material information addressed in those transcripts is presented in the offering circular as well.

With regard to the third party testing, the relationship with any particular testing service is not material to the Company. While the inspection and certification is material to the business of the Company, as stated in the Offering Circular, who conducts that testing is not, as there are multiple providers with which services can be arranged when required.

In addition to responding to the above question, the Company has amended its disclosures to include additional classes of securities to be covered by the offering statement, along with interim financial statements, and clarification of the fees to be earned, and the process for determining whether the minimum amount had been received into escrow.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.